BY EDGAR
June 1, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attn:	Stephen Kim

Adam Phippen

Charlie Guidry

Lilyanna Peyser

Re:	Krispy Kreme, Inc.

Draft Registration Statement on Form S-1

Submitted April 23, 2021

CIK No. 0001857154

On behalf of our client, Krispy Kreme, Inc., a Delaware corporation (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 20, 2020 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Securities and Exchange Commission

June 1, 2021

Other Financial Data and Key Performance Indicators, page 21

1.

Please explain to us in detail why you believe the adjustment for store pre-opening costs and related costs used in calculating Adjusted EBITDA and Adjusted Net Income is appropriate in light of your growth strategy. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please expand the title of the tabular disclosure on page 21 to include “Non-GAAP financial measures.”

Response

The Company respectfully advises the Staff that it continues to believe the adjustment for pre-opening costs and related costs in its calculation of Adjusted EBITDA and Adjusted Net Income is appropriate. The Company has considered the guidance in Question 100.01 of the Staff’s May 17, 2016 Non-GAAP Compliance and Disclosure Interpretation and believes this adjustment does not violate Rule 100(b) of Regulation G as its non-GAAP financial measures, considered with the information and other accompanying discussion of its measures, does not contain an untrue statement of material fact nor omit a material fact necessary in order to make the presentation of its measures, in the light of the circumstances in which they are presented, not misleading. The Company believes the exclusion of pre-opening costs and related costs from Adjusted EBITDA and Adjusted Net Income, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the Revised Registration Statement because it enhances comparability of the Company’s operating performance from period to period and provides investors with a more accurate view of operating results, without the impact of further shop additions which can vary from period to period. Further, the adjustment for such costs allows the Company, potential investors and other readers of the Revised Registration Statement to see fundamental business trends and the underlying business earnings power of the Company.

Pre-opening costs and related costs consist of rent, labor and marketing expenses incurred prior to opening of a new shop; thus, these costs have no corresponding net revenue associated with them. In addition, for fiscal 2019 and fiscal 2020, these costs included additional consulting and training costs related to the New York City flagship Hot Light Theater Shop due to the unique nature of that shop being the Company’s first ever flagship location and contained unique features requiring incremental planning and project management resources. As pre-opening costs are entirely attributable to a period prior to the shop opening, management believes these expenses are best excluded from ongoing results in order to better understand the trends associated with shop performance and other operations which have the opportunity to generate revenue going forward. In addition, these costs can vary significantly from period to period based on the number of shop openings which further distorts the ongoing financial performance. The Company believes that these costs should be discussed separately from the operating performance as investments being made in new shops. By including a separate line item in the income statement for these costs and discussion in Management’s Discussion and Analysis, the Company believes it is providing the transparency needed by investors to properly understand these costs and their impact on the Company’s business.

Securities and Exchange Commission

June 1, 2021

While pre-opening costs consist of certain cash expenses that have been and could continue to be incurred in each reporting period as the Company continues to open new shops, the Company believes pre-opening costs are specific in nature and relate to each new shop separately and, as such, are not indicative of ongoing operating performance. Therefore, the Company believes that including these costs facilitates useful comparisons of the Company’s ongoing performance from period to period. As evidence of this adjustment enhancing period-to-period comparability of performance, the Company notes that its existing credit agreement provides for a similar adjustment relating to pre-opening costs when calculating compliance with the applicable financial covenants contained in such agreement.

Additionally, the Company notes that the decision to continue expanding the number of company-owned shops as part of its growth strategy is opportunistic and ultimately discretionary, and the costs to open new shops fluctuate in amount and timing between periods and on a year-over-year basis. Shop openings are influenced by macro-economic factors and events as well as specific local market factors. As such, the amount of pre-opening costs in any given period is driven by the number, timing, and location of newly opening shops and has no relationship to the overall ongoing performance of the Company’s business.

In further response to the Staff’s comment, the Company has revised its disclosure in the Revised Registration Statement to expand upon the definition and discussion of Adjusted EBITDA and Adjusted Net Income to provide greater clarity with respect to this adjustment. Please see page 16 of the Revised Registration Statement.

2.

We note that you have included “tax specific adjustments” as a reconciling line item to Adjusted Net Income, and have described it as containing valuation allowances associated with tax attributes primarily attributable to non-recurring expenses and/or an uncertain tax position unrelated to ongoing operations. Please provide us with a detailed list, including associated valuation allowance and robust description, of each major category of expense included in the line item, whether these expenses were paid in cash, and why you consider them non-recurring and not related to ongoing operations. Further, explain why these adjustments do not result in a non-GAAP financial measure that is misleading and/or do not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Questions 100.01 and 100.04 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

In response to the Staff’s comment, the Company has provided the following detailed listing of tax specific adjustments:

Securities and Exchange Commission

June 1, 2021

•

Valuation allowance: This item was not paid in cash. The decision to record a valuation allowance in the fourth quarter of fiscal 2020 for GAAP purposes was made after analyzing all positive and negative evidence associated with the realizability of the Company’s attributes in accordance with ASC 740. Specifically, at the end of 2020, the Company was in a three-year cumulative loss position.[1] However, upon calculating the 12-quarter cumulative rollforward based upon adjusted pretax results (which exclude incremental costs removed from the calculation of Adjusted Net Income), the Company was not in a cumulative loss position. Thus, the decision was made to remove the valuation allowance in the calculation of Adjusted Net Income. The Company similarly determined that, for fiscal 2019, the decision to record a valuation allowance was driven by having included in the results of operations these incremental costs removed from the calculation of Adjusted Net Income. The removal of these costs would allow for the utilization of tax attributes that the valuation allowance is being recorded against.

•

Uncertain tax positions: This item was not paid in cash. In fiscal 2019, the Company incurred an uncertain tax position resulting from a related party transaction that is not expected to recur and is not related to the Krispy Kreme business. Please note that remaining uncertain tax positions relate to recurring results and have been excluded from the calculation of this adjustment.

•

Acquisition and integration expenses: This item was paid in cash. The tax effect of this permanent disallowance of acquisition and integration expenses is being treated consistently with the treatment of the pre-tax acquisition and integration expenses.

•	Tax law changes: This item was not paid in cash. The tax effect of discrete tax law changes during a given period is being adjusted due to the one-off nature of such items.

•

Stock-based compensation: This item was not paid in cash. The tax effect of the permanent tax effect of windfalls and shortfalls related to stock-based compensation is being treated consistently with the treatment of the pre-tax stock-based compensation.

[1]	For this assessment a three-year cumulative loss is defined as the aggregate pretax results adjusted for permanent items for three years (the current and the two preceding years).

Securities and Exchange Commission

June 1, 2021

In all cases above, these adjustments were made to provide users of the financial statements with a more reasonable indication of ongoing and normal income tax expense. Therefore, and given the nature to which these items relate, the Company believes that these items do not result in a non-GAAP financial measure that is misleading and do not substitute individually tailored recognition and measurement methods.

In further response to the Staff’s comment, the Company has revised its disclosure in the Revised Registration Statement to clarify the disclosure related to tax specific adjustments. Please see pages 27 and 88 of the Revised Registration Statement.

Use of Proceeds, page 55

3.

We note that you disclose the interest rates and maturity dates of the Related Party Notes on page 128. In this section, please disclose the interest rates and maturity dates of the other indebtedness you intend to repay with proceeds of this offering. See Instruction No. 4 to Item 504 of Regulation S-K. Also, it appears that you currently are unable to identify the principal purposes for which the proceeds will be used and the approximate amount intended for each such purpose; accordingly, please revise this section to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Revised Registration Statement.

Capitalization, page 57

4.	Total capitalization as of January 3, 2021 in the tabular disclosure appears to count total stockholder’s equity twice. Please revise.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results and Prospects

Expand Our Omni-Channel Network in New and Existing Markets, page 66

5.	We note your disclosures regarding “global points of access” as a key performance indicator throughout the filing. Please expand your disclosures here to include or clarify the following information:

•	How it is calculated, including any estimates or assumptions underlying the metric or its calculation;

Securities and Exchange Commission

June 1, 2021

•	The reasons why the metric provides useful information to investors; and

•	How management uses the metric in managing or monitoring the performance of the business.

For guidance, refer to SEC Release No. 33-10751 on the Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, please expand the tabular disclosure to quantify separately your global points of access by operational model (i.e. company-owned and franchised).

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 16 of the Revised Registration Statement. The Company respectfully advises the staff that the only segment that includes a mix of franchise and company-owned locations is its Market Development segment. In response to the Staff’s comment, the Company expanded its disclosure in footnote 3 of the global points of access table on page 71 of the Revised Registration Statement to provide the number of shops and doors in the Market Development segment that relate to company-owned locations in Japan, providing clarity to the number of shops and doors that relate to franchised locations.

Capital Resources and Liquidity

Debt

219 Facility, page 80

6.

We note that the reconciliation of the non-GAAP financial measure, 2019 Facility Adjusted EBITDA, starts with another non-GAAP financial measure, Adjusted EBITDA. Please revise the reconciliation to start with the most directly comparable financial measure calculated in accordance with GAAP. If you conclude this is not a liquidity measure, please explain. Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.09 of SEC Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company respectfully advises the Staff that the 2019 Facility Adjusted EBITDA is not a performance measure used by management. Including the details to the calculation of 2019 Facility Adjusted EBITDA was intended to inform readers of the Revised Registration Statement of the differences in calculation of the Company’s non-GAAP measure and performance measure Adjusted EBITDA compared to its 2019 Facility Adjusted EBITDA used to determine the Company’s compliance with certain restricted covenants under the 2019 Facility, as this was

Securities and Exchange Commission

June 1, 2021

considered a material covenant which may impact the Company’s liquidity. Further, as a subsequent event to the first quarter of fiscal 2021, the Company raised additional capital and repaid indebtedness under the 2019 Facility, thus reducing the risk of potentially being non-compliant with the financial covenants in future periods. Since management does not use 2019 Facility Adjusted EBITDA as a performance metric, and as a result of reduced risk of violating the Total Net Leverage Ratio financial covenant, the Company has revised its disclosure in the Revised Registration Statement in response to the Staff’s comment to qualitatively disclose the differences in Adjusted EBITDA and 2019 Facility Adjusted EBITDA. The Company will continue to disclose its Total Net Leverage Ratio at each period end to provide investors with context on its compliance in comparison with the requirements under the credit agreement. Additional disclosure of the potential impacts of non-compliance with financial and other covenants on liquidity has also been included. Please see the revised disclosure on pages 92 and 93 of the Revised Registration Statement.

Critical Accounting Policies and Estimates

Goodwill and Indefinite lived intangibles, page 83

7.

Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response

The Company respectfully advises the Staff that the fair value of each of its reporting units is substantially in excess of its carrying value (each reporting unit’s fair value is in excess of its carrying value by at least 25% as of the most recent impairment assessment date) and are not at risk of failing. In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Revised Registration Statement.

Securities and Exchange Commission

June 1, 2021

Business

The Joy of Krispy Kreme, page 85

8.

You disclose, on page 86, that 64% of your doughnut sales in fiscal year 2020 were from your Original Glazed doughnut, and on page 96, that sales of doughnuts comprise approximately 93% of total domestic Krispy Kreme branded shop sales. Please tell us your consideration of disclosing these concentrations in revenue in accordance with ASC 275-10-50. For guidance, refer to ASC 275-10-50-16 through 50-23.

Response

The Company respectfully advises the Staff that it considered the disclosure requirements in ASC 275-10-50; however, the Company does not believe that its concentrations in revenue make the Company vulnerable to a reasonably possible risk of loss in the near term which could have a significant financially disruptive effect on the normal operations of the Company. In making this determination, the Company considered the definitions of “near term” and “severe impact,” as defined in the ASC Master Glossary, and is not aware of a reasonably possible event meeting this criteria. The Company has also considered the risks disclosed within the “Risk Factors” section of the Revised Registration Statement, noting disclosures regarding changes in consumer preferences, cost of raw materials, manufacturing of doughnut-making equipment and sole supplier for the Company’s glaze flavoring and glaze base that could negatively affect the Company’s doughnut revenues and results of operations. Although such changes could result in reasonably possible losses, the Company does not expect any such changes to result in a severe impact in the near term.

Compensation Discussion and Analysis, page 118

9.

With respect to your annual bonus plans, please provide further disclosure regarding the manner in which you calculate the ratings of “Unacceptable,” “Marginal,” “Acceptable,” “Good,” “Very Good (Target),” and “Excellent,” and the resulting payouts to the NEO’s. For example, revise to quantify the net sales and Adjusted EBITDA bonus target amounts, as well as the net sales, Adjusted EBITDA and cash levels actually achieved by the company in 2020, and explain how the NEO’s total bonus payouts are calculated based on the (non-)achievement of these targets at varying levels.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 134 and 135 of the Revised Registration Statement.

Securities and Exchange Commission

June 1, 2021

Certain Relationships and Related Party Transactions, page 128

10.	Please revise this section to describe the material terms of the referenced agreements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 143 and 144 of the Revised Registration Statement to include a description of each of the material terms the identified items except for the Investors’ Rights Agreement, which will be described in a future amendment.

Notes to Consolidated Financial Statements

Note 16 - Revenue Recognition, page F-51

11.	Please tell us your consideration of further disaggregating the Company shops, Sweet Treat Line and DFD line item. Refer to ASC 606-10-55-89 through 55-91.

Response

In response to the Staff’s comment, the Company has considered the guidance in ASC 606-10-55-89 through 55-91, specifically the portion requiring “an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” In addition, the Company considered the portion of the guidance noting “an entity should consider how information about the entity’s revenue has been presented for other purposes” when selecting the type of category (or categories) to use to disaggregate revenue, including “information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments.”

The Company believes that its current disaggregation of revenue best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In particular, the category “Company shops, Sweet Treat Line and DFD” represents a key portion of product sales, including revenue derived from the sale of doughnuts, cookies and complementary products to on-premise, Sweet Treat Line and DFD customers, as described in the “Components of Revenues and Expenses” section of Management’s Discussion and Analysis. The operations of company shops and DFD are highly interrelated, including joint production facilities, and the CODM reviews combined company shop and DFD sales to evaluate the financial performance of operating segments. Given its recent launch and early stages of development, the Company’s Branded Sweet Treat Line comprises less than 5% of the Company’s net revenues for all periods presented and therefore was determined to be immaterial. As a result, the Company does not believe a further disaggregation of the “Company shops, Branded Sweet Treat Line and DFD” line item would better depict economic impacts on the related revenue and cash flows.

Securities and Exchange Commission

June 1, 2021

Note 17 - Net Loss per Share, page F-52

12.	Please revise to include all required disclosures in ASC 260-10-50-1.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-51, F-52, F-77 and F-78 of the Revised Registration Statement.

Note 18 - Segment Reporting, page F-53

13.

We note your CODM does not review asset information by reportable segment and you did not disclose total assets by reportable segment. Please revise to disclose the reason why your CODM does not review asset information by reportable segment in accordance with ASC 280-10-50-26.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-52 of the Revised Registration Statement.

Please direct any questions regarding the Company’s responses or Revised Registration Statement to me at (212) 735-2439 or laura.kaufmann@skadden.com.

Very truly yours,

/s/ Laura A. Kaufmann Belkhayat, Esq.

cc:	Mike Tattersfield, Chief Executive Office, Krispy Kreme, Inc.

Cathy Tang, Chief Legal Officer, Krispy Kreme, Inc.

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP